FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 5, 2010

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

46a, Avenue John F. Kennedy

L-1855 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

 Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Tenaris's press release announcing its 2010 third quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2010

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

 1-888-300-5432

www.tenaris.com

Tenaris Announces 2010 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars (US$) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, November 4, 2010 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2010.

Summary of 2010 Third Quarter Results

(Comparison with second quarter of 2010 and third quarter of 2009)

	Q3 2010	Q2 2010		Q3 2009
Net sales (US$ million)	2,027.2	1,981.8	2%	1,771.5	14%
Operating income (US$ million)	405.1	405.3	(0%)	360.6	12%
Net income (US$ million)	302.7	295.0	3%	237.3	28%
Shareholders’ net income (US$ million)	304.8	282.1	8%	229.9	33%
Earnings per ADS (US$)	0.52	0.48	8%	0.39	33%
Earnings per share (US$)	0.26	0.24	8%	0.19	33%
EBITDA (US$ million)	531.1	531.2	(0%)	488.3	9%
EBITDA margin (% of net sales)	26%	27%		28%

Our results in the third quarter reflect a continuing improvement in our U.S. and Canadian operations and the gradual recovery in overall market conditions that we are witnessing in the rest of the world. Notwithstanding the prolonged shutdown of our Italian plant and a major reduction of oil and gas activity in Mexico exacerbated by severe weather conditions, our earnings per share rose 33% year on year and 8% sequentially. As anticipated, the average selling price in our Tubes operating segment for the quarter showed a moderate increase reflecting higher seamless and welded pipe prices thus reverting the previous downward trend.

Cash flow from operations during the third quarter of 2010 amounted to US$122.1 million after an increase of US$427.9 million in working capital due in large part to an uneven distribution of shipments during the quarter. Our net cash position (total financial debt less cash and other current investments) decreased by US$97.6 million to US$471.1 million following an increase in capital expenditure. This amounted to US$212.8 million during the quarter as we approach the start-up of our new rolling mill in Mexico and completed significant investments in our Dalmine mill in Italy.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million. The payment date will be November 25, 2010 (however, because such date is not a business day in the U.S., shareholders in all jurisdictions may receive their interim dividend on or after November 26, 2010, which is the first business day following the stated payment date), and the ex-dividend date will be November 22, 2010.

Market Background and Outlook

In the year to date, global drilling activity has continued to recover led by substantially higher oil drilling activity in the U.S. and Canada. North American gas drilling activity has also increased primarily in shale and liquid rich plays. Activity has increased steadily in most other markets reflecting the stability of oil prices at attractive levels and increased investment in regional gas developments. The international rig count, as published by Baker Hughes, has surpassed pre-crisis levels and recorded a new quarterly high during the third quarter.

We expect the recovery in drilling activity will continue in most markets in the fourth quarter and into 2011. Although we expect a reduction in drilling for dry gas in North America, this is likely to be largely offset by further increases in oil and liquid rich gas drilling. Recovery in other sectors is expected to take hold particularly as we move into 2011.

Under these market conditions, we expect revenues and operating income to increase gradually in the fourth quarter and more strongly in the first half of 2011.

Analysis of 2010 Third Quarter Results

Sales volume (metric tons)	Q3 2010	Q2 2010		Q3 2009
Tubes – Seamless	581,000	603,000	(4%)	407,000	43%
Tubes – Welded	205,000	179,000	15%	67,000	206%
Tubes – Total	786,000	782,000	1%	474,000	66%
Projects – Welded	39,000	32,000	22%	97,000	(60%)
Total	825,000	814,000	1%	571,000	44%

Tubes	Q3 2010	Q2 2010		Q3 2009
(Net sales - $ million)
North America	848.7	736.4	15%	515.6	65%
South America	320.7	315.3	2%	225.9	42%
Europe	161.5	179.4	(10%)	176.9	(9%)
Middle East & Africa	338.6	376.0	(10%)	360.4	(6%)
Far East & Oceania	116.0	114.2	2%	82.3	41%
Total net sales ($ million)	1,785.5	1,721.4	4%	1,361.0	31%
Cost of sales (% of sales)	61%	58%		58%
Operating income ($ million)	367.6	355.6	3%	285.8	29%
Operating income (% of sales)	21%	21%		21%

Net sales of tubular products and services increased 4% sequentially and 31% year on year and operating margins were stable in spite of a higher proportion of welded products in the sales mix. Sales in North America were up 15% on a sequential basis driven by a seasonally stronger quarter in Canada and a further increase in sales in the United States but sales in Mexico declined due to a reduction in activity in Chicontepec and Burgos and the impact of hurricane activity. In South America, sales in the Andean region and Southern Cone remained in line with the previous quarter consolidating the year on year recovery. In Europe, sales declined 10% sequentially reflecting seasonally weaker activity in industrial and distributor markets. In the Middle East and Africa, sales declined 10% following the strong level of shipments to the Middle East recorded in the second quarter. In the Far East and Oceania sales remained in line with the second quarter.

Projects	Q3 2010	Q2 2010		Q3 2009
Net sales ($ million)	95.3	94.0	1%	288.7	(67%)
Cost of sales (% of sales)	66%	63%		71%
Operating income ($ million)	12.6	19.0	(34%)	59.5	(79%)
Operating income (% of sales)	13%	20%		21%

Net sales of pipes for pipeline projects amounted to US$95.3 million in the third quarter of 2010 in line with the second quarter but 67% lower compared to the third quarter of 2009. Shipments and operating income from this segment should recover in the coming quarters following three quarters of low activity.

Others	Q3 2010	Q2 2010		Q3 2009
Net sales ($ million)	146.4	166.3	(12%)	121.7	20%
Cost of sales (% of sales)	72%	72%		74%
Operating income ($ million)	24.8	30.7	(19%)	15.2	64%
Operating income (% of sales)	17%	18%		12%

Net sales of other products and services amounted to US$146.4 million in the third quarter of 2010, 12% lower sequentially but 20% higher compared to the third quarter of 2009. The sequential reduction in sales in the third quarter was due principally to lower sales at our Brazilian industrial equipment business and the non-recurrence of sales of steelmaking raw materials in the second quarter.

Selling, general and administrative expenses, or SG&A, as a percentage of net sales accounted to 18.3% in the quarter ended September 30, 2010, 1.4 percentage points lower than the previous quarter and similar to the level of the third quarter of 2009.

Net interest income of US$4.0 million in the third quarter of 2010 compared to net interest expenses of US$17.5 million in the previous quarter and US$20.6 million in the same period of 2009. Interest expenses in the second quarter of 2010 were negatively affected by higher interest rates, which were partially offset by foreign exchange gains recorded under other financial results, while results in the third quarter of 2009, included US$11.1 million of losses on interest rate swaps.

Other financial results generated a loss of US$16.2 million during the third quarter of 2010, compared to losses of US$7.4 million in the previous quarter and of US$15.4 million in the same period of 2009. These results largely reflect gains and losses on net foreign exchange transactions and the changes in the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$15.6 million in the third quarter of 2010, compared to a gain of US$19.3 million in the previous quarter and of US$10.3 million in the same period of 2009. These gains mainly derived from our equity investment in Ternium.

Income tax charges totalled US$105.7 million in the third quarter of 2010, equivalent to 27% of income before equity in earnings of associated companies and income tax, compared to 28% in the previous quarter and 30% in the same periof of 2009.

Losses attributable to non-controlling interests  amounted to US$2.1 million in the third quarter of 2010, compared to gains attributable to non-controlling interests of US$12.9 million in the previous quarter and of US$7.4 million in the third quarter of 2009. Compared to the previous quarter we recorded lower results at our Confab subsidiary while our NKKTubes subsidiary was still loss making.

Cash Flow and Liquidity

Net cash provided by operations during the third quarter of 2010 was US$122.1 million (US$617.0 million in the first nine months), compared to US$772.4 million in the third quarter of 2009 (US$2,647.0 million in the first nine months). Working capital increased by US$427.9 million during the third quarter, due in large part to an uneven distribution of shipments during the quarter and to an increase in our raw material inventories.

Capital expenditures amounted to US$212.8 million in the third quarter of 2010 (US$561.2 million in the first nine months), compared to US$101.5 million in the third quarter of 2009 (US$327.8 million in the first nine months).

During the first nine months of 2010, our net cash position decreased by US$204.6 million, from US$675.7 million at December 31, 2009, to US$471.1 million at September 30, 2010. Total financial debt during the first nine months of 2010 decreased by US$356.9 million to US$1.1 billion at September 30, 2010.

Analysis of 2010 First Nine Months Results

Net income attributable to equity holders in the company during the first nine months of 2010 was US$806.5 million, or US$0.68 per share (US$1.37 per ADS), which compares with net income attributable to equity holders in the company during the first nine months of 2009 of US$939.2 million, or US$0.80 per share (US$1.59 per ADS). Operating income was US$1,119.7 million, or 20% of net sales, compared to US$1,483.0 million, or 24% of net sales. Operating income plus depreciation and amortization was US$1,497.6 million, or 27% of net sales, compared to US$1,858.8 million, or 29% of net sales.

Sales volume (metric tons)	9M 2010	9M 2009	Increase/(Decrease)
Tubes – Seamless	1,651,000	1,483,000	11%
Tubes – Welded	523,000	242,000	116%
Tubes – Total	2,174,000	1,725,000	26%
Projects – Welded	105,000	271,000	(61%)
Total	2,279,000	1,996,000	14%

Tubes	9M 2010	9M 2009	Increase/(Decrease)
(Net sales - $ million)
North America	2,261.6	2,192.4	3%
South America	839.0	720.2	16%
Europe	540.3	661.8	(18%)
Middle East & Africa	963.9	1,208.4	(20%)
Far East & Oceania	312.6	387.7	(19%)
Total net sales ($ million)	4,917.4	5,170.4	(5%)
Cost of sales (% of sales)	59%	55%
Operating income ($ million)	1,002.3	1,312.1	(24%)
Operating income (% of sales)	20%	25%

Net sales of tubular products and services decreased 5% to US$4,917.4 million in the first nine months of 2010, compared to US$5,170.4 million in the first nine months of 2009, as a 26% increase in volumes was offset by a 25% reduction in average selling prices.

Projects	9M 2010	9M 2009	Increase/(Decrease)
Net sales ($ million)	282.6	765.4	(63%)
Cost of sales (% of sales)	65%	72%
Operating income ($ million)	40.1	154.0	(74%)
Operating income (% of sales)	14%	20%

Net sales of pipes for pipeline projects decreased 63% to US$282.6 million in the first nine months of 2010, compared to US$765.4 million in the first nine months of 2009, reflecting lower deliveries in Brazil and Argentina to gas and other pipeline projects.

Others	9M 2010	9M 2009	Increase/(Decrease)
Net sales ($ million)	447.8	366.4	22%
Cost of sales (% of sales)	72%	81%
Operating income ($ million)	77.3	16.8	360%
Operating income (% of sales)	17%	5%

Net sales of other products and services increased 22% to US$447.8 million in the first nine months of 2010, compared to US$366.4 million in the first nine months of 2009, mainly due to an increase in sales of sucker rods and in most of the other business activities included in the segment.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 19.6% in the nine months ended September 30, 2010 compared to 17.6% in the corresponding nine months of 2009, mainly due to the effect of fixed and semi-fixed expenses over lower revenues.

Net interest expenses decreased to US$26.5 million in the first nine months of 2010 compared to US$71.4 million in the same period of 2009 reflecting the change in our net debt position to a net cash position and lower interest rates.

Other financial results generated a loss of US$15.9 million during the first nine months of 2010, compared to a loss of US$67.6 million during the first nine months of 2009. These results largely reflect gains and losses on net foreign exchange transactions and the changes in the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the U.S. dollar) and the U.S. dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$58.4 million in the first nine months of 2010, compared to a gain of US$68.2 million in the first nine months of 2009. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$315.8 million in the first nine months of 2010, equivalent to 29% of income before equity in earnings of associated companies and income tax, compared to US$417.2 million in the first nine months of 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax.

Income attributable to minority interest decreased to US$13.4 million in the first nine months of 2010, compared to US$27.7 million in the corresponding nine months of 2009, mainly reflecting lower results at our Confab and NKKTubes subsidiaries.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended September 30,		Nine-month period ended September 30,
	2010	2009	2010	2009
Continuing operations	(Unaudited)		(Unaudited)
Net sales	2,027,242	1,771,475	5,647,725	6,302,107
Cost of sales	(1,252,583)	(1,080,161)	(3,423,055)	(3,708,372)
Gross profit	774,659	691,314	2,224,670	2,593,735
Selling, general and administrative expenses	(370,267)	(327,234)	(1,108,798)	(1,110,240)
Other operating income (expense), net	694	(3,528)	3,857	(504)
Operating income	405,086	360,552	1,119,729	1,482,991
Interest income	13,968	10,435	25,468	23,172
Interest expense	(10,003)	(31,007)	(51,961)	(94,589)
Other financial results	(16,223)	(15,377)	(15,900)	(67,643)
Income before equity in earnings of associated companies and income tax	392,828	324,603	1,077,336	1,343,931
Equity in earnings of associated companies	15,575	10,294	58,389	68,229
Income before income tax	408,403	334,897	1,135,725	1,412,160
Income tax	(105,696)	(97,583)	(315,838)	(417,175)
Income for continuing operations	302,707	237,314	819,887	994,985

Discontinued operations
Result for discontinued operations	-	-	-	(28,138)
Income for the period	302,707	237,314	819,887	966,847

Attributable to:
Equity holders of the Company	304,812	229,873	806,459	939,188
Non-controlling interests	(2,105)	7,441	13,428	27,659
	302,707	237,314	819,887	966,847

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2010		At December 31, 2009
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	3,576,154		3,254,587
Intangible assets, net	3,543,508		3,670,920
Investments in associated companies	657,911		602,572
Other investments	43,091		34,167
Deferred tax assets	220,528		197,603
Receivables	121,721	8,162,913	101,618	7,861,467
Current assets
Inventories	2,270,276		1,687,059
Receivables and prepayments	274,457		220,124
Current tax assets	230,605		260,280
Trade receivables	1,531,564		1,310,302
Available for sale assets	21,572		21,572
Other investments	641,998		579,675
Cash and cash equivalents	919,027	5,889,499	1,542,829	5,621,841

Total assets		14,052,412		13,483,308
EQUITY
Capital and reserves attributable to the Company’s equity holders		9,699,612		9,092,164
Non-controlling interests		649,233		628,672
Total equity		10,348,845		9,720,836
LIABILITIES
Non-current liabilities
Borrowings	376,204		655,181
Deferred tax liabilities	885,230		860,787
Other liabilities	189,815		192,467
Provisions	88,608		80,755
Trade payables	3,387	1,543,244	2,812	1,792,002
Current liabilities
Borrowings	713,703		791,583
Current tax liabilities	221,095		306,539
Other liabilities	289,894		192,190
Provisions	26,059		28,632
Customer advances	86,710		95,107
Trade payables	822,862	2,160,323	556,419	1,970,470
Total liabilities		3,703,567		3,762,472

Total equity and liabilities		14,052,412		13,483,308

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2010	2009	2010	2009
Cash flows from operating activities	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Income for the period	302,707	237,314	819,887	966,847
Adjustments for:
Depreciation and amortization	125,974	127,789	377,890	375,850
Income tax accruals less payments	48,406	(15,741)	(67,542)	(345,431)
Equity in earnings of associated companies	(15,575)	(10,294)	(58,885)	(67,367)
Interest accruals less payments, net	817	5,741	20,313	(17,957)
Changes in provisions	3,596	(10,174)	5,280	4,026
Changes in working capital	(427,899)	359,488	(491,392)	1,534,948
Other, including currency translation adjustment	84,062	78,278	11,430	196,070
Net cash provided by operating activities	122,088	772,401	616,981	2,646,986

Cash flows from investing activities
Capital expenditures	(212,825)	(101,460)	(561,218)	(327,795)
Acquisition of subsidiaries	-	-	-	(64,029)
Proceeds from disposal of property, plant and equipment and intangible assets	1,215	1,676	6,961	12,004
Dividends received from associated companies	774	3,680	13,732	8,903
Investments in short terms securities	(137,375)	(255,411)	(62,323)	(482,998)
Net cash used in investing activities	(348,211)	(351,515)	(602,848)	(853,915)
Cash flows from financing activities
Changes in non-controlling interests	395	(29)	(2,961)	(9,535)
Dividends paid	-	-	(247,913)	(354,161)
Dividends paid to non-controlling interests in subsidiaries	(4,442)	(5,522)	(19,019)	(32,698)
Proceeds from borrowings	19,862	245,961	369,718	509,802
Repayments of borrowings	(145,114)	(554,689)	(733,868)	(1,704,173)
Net cash used in financing activities	(129,299)	(314,279)	(634,043)	(1,590,765)

(Decrease) Increase in cash and cash equivalents	(355,422)	106,607	(619,910)	202,306

Movement in cash and cash equivalents
At the beginning of the period	1,244,401	1,608,695	1,528,707	1,525,022
Effect of exchange rate changes	11,790	18,118	(8,028)	15,788
Decrease due to deconsolidation	-	-	-	(9,696)
(Decrease) Increase in cash and cash equivalents	(355,422)	106,607	(619,910)	202,306
At September 30,	900,769	1,733,420	900,769	1,733,420

	At September 30,		At September 30,
Cash and cash equivalents	2010	2009	2010	2009
Cash and bank deposits	919,027	1,741,352	919,027	1,741,352
Bank overdrafts	(18,258)	(7,932)	(18,258)	(7,932)
	900,769	1,733,420	900,769	1,733,420